

Health

PRESS RELEASE

Contact Robert Dekker
Director of Communications
Wolters Kluwer Health
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Caroline Wouters
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Wolters Kluwer nv
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Vice President, Investor Relations
Wolters Kluwer nv
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Wolters Kluwer Health Reaches Agreement to Acquire UpToDate

Acquisition of Leading Provider of Evidence-Based Physician Decision Support Will Strengthen Wolters Kluwer Health's Leading Position in Point of Care Market

Conshohocken, Pa (September 4, 2008) - Wolters Kluwer Health, a leading provider of information and business intelligence for students, professionals and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry, today announced it intends to acquire UpToDate, the leading evidence-based electronic clinical information resource. This acquisition will strengthen Wolters Kluwer Health's portfolio in the growing point of care and electronic medical record markets by expanding its product and services offerings. Terms of the acquisition were not disclosed.

Key facts:
- UpToDate is expected to generate annualized projected revenue of $80 million in 2008.
- UpToDate has demonstrated consistent double-digit organic revenue growth over the last four years.
- UpToDate has approximately 250 employees and is headquartered in Waltham, Massachusetts with international sales offices in the Netherlands and Japan.
- UpToDate will be part of Wolters Kluwer Health creating opportunities not previously available.
- Transaction is expected to be completed in the fourth quarter of 2008 pending regulatory approval.

Nancy McKinstry, Wolters Kluwer CEO & Chairman of the Executive Board, said, "Evidence-based medicine is having a significant impact, helping to deliver healthcare faster and more effectively. UptoDate's proven ability to leverage technology and content to help physicians make the right decision at the point of care represents a significant growth opportunity for us. This acquisition will strengthen Wolters Kluwer's leading position in the clinical decision support market and fits squarely into our strategy for building our Health business."

UpToDate collaborates with some 3,800 physician experts, who use their clinical experience and review of the latest research to create recommendations on how to diagnose and treat thousands of conditions in 13 medical specialties. Nearly 320,000 clinicians in 130 countries, thousands of patients and the majority of academic medical centers in the U.S. look to UpToDate for clinical guidance, practice guidelines, peer-reviewed articles, photographs, and X-ray illustrations.

UpToDate, headquartered in Waltham, Massachusetts with approximately 250 employees specializes in physician-driven products designed to improve healthcare at the point of care and integrate smoothly into Electronic Medical Records. Wolters Kluwer Health and UpToDate share a history of developing successful content and electronic platforms for clinicians, similar growth strategies, and a common view of the opportunities offered by technological changes happening throughout healthcare.



"The combination of UpToDate and Wolters Kluwer Health provides the market with a unique value proposition for advancing patient care while reducing medical costs," said Dr. Denise Basow, Editor-In-Chief of UpToDate. "Jointly, we can deliver a full suite of solutions to physicians and patients."

"We are looking forward to combining our experience in developing point of care decision support tools with UpToDate's best-of-breed offerings in content and search, to develop robust EMR integration tools, expand our existing offerings and accelerate UpToDate's global expansion," said Arvind Subramanian, President & CEO of Wolters Kluwer Health Clinical Solutions.

"Wolters Kluwer has a history of preserving the cultures and brands of the companies it acquires, and of fostering an entrepreneurial and mission-driven environment," added Dr. Burton Rose, Founding Editor of UpToDate. "As part of Wolters Kluwer Health, UpToDate will be able to strengthen its offering and innovate new ways to improve healthcare delivery across the board."

UpToDate, which is accessible through the Web, desktop and PDA, is an electronic information resource designed to provide clinicians with practical and reliable answers to clinical questions at the point of care. All of UpToDate's content is original material written by a faculty of more than 3,800 authors who are practicing physicians and leading experts in their specialties. The material is systematically peer reviewed and includes evidence-based recommendations. UpToDate is an official educational program of, recommended by, or produced in cooperation with leading medical societies in the United States. For more information visit www.uptodate.com.

Transaction is expected to be completed in the fourth quarter of 2008 pending regulatory approvals and satisfaction of closing conditions.

About Wolters Kluwer Health
Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information and business intelligence for students, professionals and institutions in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons®; electronic information providers, such as Ovid, Medi-Span® and ProVation®; and pharmaceutical information providers such as Adis International and Source®. Wolters Kluwer Health has annual revenues (2007) of $1,044 million (€761 million) and employs approximately 2,700 employees globally. For more information, visit www.WKHealth.com.

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion ($4.8 billion), maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and

execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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